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                                                              Page 1 of 7 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                (RULE 13D-101)
                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)
                             (AMENDMENT NO. 1)/1/


                           Foamex International Inc.
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                               (Name of Issuer)


                         Common Stock, $.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 344123 10 4
                       --------------------------------
                                (CUSIP Number)


             John F. Hartigan, Esq.   Morgan, Lewis & Bockius LLP
          300 South Grand Avenue, Los Angeles, California 90071-3132
                                (213) 612-2630
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 30, 2000
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    (Date of Event which Requires Filing of this Statement on Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                              Page 2 of 7 Pages

                                 SCHEDULE 13D

CUSIP No. 344123 10 4
---------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lion Advisors, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]   (b) [_]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*
    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or (e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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              7   SOLE VOTING POWER
                  0
  NUMBER OF   -----------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY      0
  OWNED BY    -----------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING        0
PERSON WITH   -----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                  0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%
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14  TYPE OF REPORTING PERSON*
    PN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 3 of 7 Pages

                                 SCHEDULE 13D

CUSIP No. 344123 10 4
---------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    AIF II, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]   (b) [_]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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              7   SOLE VOTING POWER
                  1,267,536
  NUMBER OF   -----------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY      0
  OWNED BY    -----------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING        1,267,536
PERSON WITH   -----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,267,536
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.4%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
-------------------------------------------------------------------------------


*SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                              Page 4 of 7 Pages

          This Amendment No. 1 (this "Amendment No. 1") relates to the Statement on Schedule 13D filed on December 23, 1993 (the "Schedule 13D") with the Securities and Exchange Commission on behalf of the following persons (collectively, the "Reporting Persons"): (1) Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), and (2) AIF II, L.P., a Delaware limited partnership ("AIF"), which relates to the Common Stock, $.01 par value per share ("Common Stock"), of Foamex International Inc., a Delaware corporation (the "Company"). Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

          Pursuant to Rule 13d-2(e) of the Exchange Act, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D. The Schedule 13D is being filed as part of this Amendment No. 1 as Exhibit 1 hereto and is hereby incorporated by reference herein for all purposes. Because previously filed paper exhibits to a Schedule 13D are not required to be restated electronically, exhibits to the Schedule 13D are not being refiled with this Amendment No. 1. Items 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

          (a) Lion Advisors no longer has beneficial ownership over any previously reported securities inasmuch as the underlying Investment Management Agreement (the "Management Agreement") under which beneficial ownership was attributable to Lion Advisors expired by its terms in June 2000. At that time, CDR Enterprises, the successor in interest to the initial account holder under the Management Agreement with respect to the subject securities became the direct holder of an aggregate of 1,017,536 shares of Common Stock of the Company previously subject to the Management Agreement. The indicated account holder from the expired Management Agreement is not affiliated with the Reporting Persons. As of the date of this filing, AIF beneficially owns 1,267,536 shares of Common Stock of the Company, which represent 5.4% of all shares of Common Stock of the Company outstanding. The percentage is based on the number of shares of Common Stock of the Company issued and outstanding as of March 15, 2001, as reported in the Company's Form 10-K for the year ended December 31, 2000.

          The Reporting Persons no longer beneficially own any shares of Common Stock of the Company issuable upon the exercise of warrants previously reported as subject to beneficial ownership inasmuch as these warrants expired pursuant to their terms on October 12, 1999.

          As previously reported in the Schedule 13D, the indicated ownership continues to be held for investment purposes in the ordinary course of business. Other than the matters referenced herein, the Reporting Persons have not engaged in any transactions involving the Company's securities. AIF reserves the right, however, to change any of its intentions, whether through the acquisition or disposition of shares of Common Stock of the Company or otherwise.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by reference.
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                                                              Page 5 of 7 Pages

          (c) The response in Item 5(a) of this Amendment No. 1 is incorporated herein by reference.

          (d)  Not applicable.

          (e) Lion Advisors ceased to be the beneficial owners of more than five percent of the Common Stock of the Company on June 30, 2000.


Item 7.  Material to be filed as Exhibits.
------   --------------------------------

Exhibit 1: Statement on Schedule 13D filed by the Reporting Persons, dated December 23, 1993.
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                                                              Page 6 of 7 Pages

                                   SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 13th day of April, 2001.


                                LION ADVISORS, L.P.

                                By:  Lion Capital Management, Inc.
                                     its General Partner

                                     By: /s/ Michael D. Weiner
                                         -------------------------
                                         Name:  Michael D. Weiner
                                         Title:  Vice President

                                AIF II, L.P.

                                By:  Apollo Advisors, L.P.,
                                     its Managing General Partner

                                     By: Apollo Capital Management, Inc.,
                                         its General Partner

                                     By: /s/ Michael D. Weiner
                                         -------------------------
                                         Name:  Michael D. Weiner
                                         Title:  Vice President
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                                                              Page 7 of 7 Pages

                                 Exhibit Index

Exhibit
Number                  Description
------                  -----------

Exhibit 1: Statement on Schedule 13D filed by the Reporting Persons, dated December 23, 1993.